Exhibit (a)(1)(H)

E-mail to Optionees Regarding the Tender Offer

Date: November 11, 2010

From: Rick Olin

Re: TTGT Tender Offer information for Optionees

All - This email is intended to provide logistic information to certain TTGT employees in connection with the Company’s tender offer, which was launched on Tuesday. If you are receiving this email, that means that you have unexercised options that are vested or will vest prior to 12/9 (the date that the Tender Offer expires). Additionally, the exercise price for some or all of your options is less than $6. If you are also a stockholder of the Company (as a result of previously exercising options or otherwise), you will, as all TechTarget Stockholders will, receive in the mail the package of materials that detail the terms of the Tender Offer and the process by which you may, if you so chose, submit your shares for purchase at $6 per share. If you are not a stockholder and only have vested options, and, therefore, will not be getting the mailing, you may access the materials on line on the SEC site at:

http://www.sec.gov/Archives/edgar/data/1293282/000104746910009474/0001047469-10-009474-index.htm

http://www.sec.gov/Archives/edgar/data/1293282/000104746910009474/a2200790zscto-i.htm

As you will see in these filed materials, you may exercise your options and sell them through the Tender at a price of $6 per share; however, due to the potential pro ration process (which will be triggered in the event that the Company receives more than 10 Million shares in the Tender Offer), it is possible that not all of your exercised shares will be purchased. If that occurs, you will continue to own those shares (and can’t “undo” the exercise); you may, at that point, either hold those shares or sell them in the open market (subject to our insider trading policy and compliance with applicable law), but there can be no assurance of where the price will be after the closing of the Tender Offer. Please reference the Tender Offer documents for further information and contact the Information Agent (contact info in the TO docs) if you have any questions.

Thanks

Rick